Room 4561

August 16, 2006

Mr. Thomas E. Noonan
Chairman, President and
  Chief Executive Officer
Internet Security Systems, Inc.
6303 Barfield Road
Atlanta, GA 30328

> **Re:** **Internet Security Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 000-23655**

Dear Mr. Noonan:

We have reviewed your response letter dated June 23, 2006 in connection with the above referenced filing and have the following comment. Please note that we have limited our review to the matter addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 11. Segments and Geographic Information

1. We have read your response to prior comment number 4 and note that you do not believe that disclosure at the country level is required or useful because no single foreign country has revenues that are material for separate disclosure. However, revenues derived in Japan exceeded 10% of your consolidated revenues in two of the last three years. Please explain why you do not consider 10% of your revenues material.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief